UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On March 30, 2015, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) a Certification of Chief Executive Officer pursuant to Form 52-109F1, (ii) a Certification of Chief Financial Officer pursuant to Form 52-109F1, (iii) a copy of its US$300,000,000 Second Amended and Restated Credit Agreement dated as of March 13, 2015, (iv) a copy of Amending Agreement No. 1, by and among Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc., and Hudbay Minerals Inc., dated as of June 2, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of November 4, 2013, (v) a copy of Amending Agreement No. 2, by and among Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc., and Hudbay Minerals Inc., dated as of September 10, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of November 4, 2013, as amended June 2, 2014, and (vi) a copy of Amending Agreement No. 1, by and among Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited, and Hudbay Minerals Inc., dated as of November 12, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of August 8, 2012.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                                          Exhibit 99.1 — Certification of Chief Executive Officer pursuant to Form 52-109F1;

•                                          Exhibit 99.2 — Certification of Chief Financial Officer pursuant to Form 52-109F1;

•                                          Exhibit 99.3 — US$300,000,000 Second Amended and Restated Credit Agreement dated as of March 13, 2015;

•                                          Exhibit 99.4 — Amending Agreement, by and among Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc., and Hudbay Minerals Inc., dated as of June 2, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of November 4, 2013;

•                                          Exhibit 99.5 — Amending Agreement No. 2, by and among Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc., and Hudbay Minerals Inc., dated as of September 10, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of November 4, 2013, as amended June 2, 2014; and

•                                          Exhibit 99.6 — Amending Agreement No. 1, by and among Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited, and Hudbay Minerals Inc., dated as of November 12, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of August 8, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly

Name:	Patrick Donnelly

Title:	Vice President, General Counsel and Corporate Secretary

Date:  April 1, 2015

EXHIBIT INDEX

The following exhibits are furnished as part of this form 6-K:

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Form 52-109F1.
99.2	Certification of Chief Financial Officer pursuant to Form 52-109F1.
99.3	US$300,000,000 Second Amended and Restated Credit Agreement dated as of March 13, 2015.
99.4

Amending Agreement, by and among Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc., and Hudbay Minerals Inc., dated as of June 2, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of November 4, 2013.

99.5

Amending Agreement No. 2, by and among Silver Wheaton (Caymans) Ltd., Hudbay (BVI) Inc., and Hudbay Minerals Inc., dated as of September 10, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of November 4, 2013, as amended June 2, 2014.

99.6

Amending Agreement No. 1, by and among Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited, and Hudbay Minerals Inc., dated as of November 12, 2014, amending Hudbay’s Precious Metals Purchase Agreement dated as of August 8, 2012.